Exhibit 99.2

CONTROLS OR PROCEDURES

Evaluation of Disclosure Control and Procedures

The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of the quarter ended June 30, 2003. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of the quarter ended June 30, 2003, to ensure that material information relating to the Company (including our consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this quarterly report on Form 6-K was being prepared.

Changes in Internal Controls

There was no change in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.